UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

Schedule 14f-1

UNDER THE SECURITIES EXCHANGE ACT OF 1934

Kinglake Resources, Inc.
(Exact name of registrant as specified in its corporate charter)

Commission File No.: 000-52760

Nevada (State or other jurisdiction of Incorporation or Organization)	75-3263792 (I.R.S. Employer Identification No.)

Suite 500-666 Burrard Street Vancouver, BC V6C 2P6 Canada (Address of Principal Executive Offices)
604-895-7412
(Registrant’s telephone number, including area code)

(Former name or former address, if changed since last report)
December 28, 2007

Kinglake Resources, Inc.

Schedule 14f-1

You are urged to read this Information Statement carefully and in its entirety.  However, you are not required to take any action in connection with this Information Statement.  References throughout this Information Statement to “Company,” “Registrant” “we,” “us”, and “our” are to Kinglake Resources, Inc. and its consolidated subsidiaries.

INTRODUCTION

This Information Statement is being furnished pursuant to Section 14(f) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) and Rule 14f-1 promulgated thereunder, in connection with proposed changes in a majority of the membership of the board of directors (the “Board”) of Kinglake Resources, Inc. (“Registrant” or “Company”).  The date of this Information Statement is December 28, 2007.

This Information Statement was filed with the Securities and Exchange Commission (the “SEC”) on December 28, 2007 and is being mailed to our stockholders of record as of December 28, 2007.  The mailing date of this Information Statement will be on or about December 28, 2007.  On the tenth (10th) day after this Information Statement has been distributed to the stockholders, the director designees named herein will be appointed to the Board.

On December 28, 2007, our directors, Xin Chen, Jake Wei and Wendy Shi, nominated Mr. Ke Wang as Chairman of the Board and nominated Yan Zhuang and James Wei as members of the Board.  In connection therewith, Mr. Chen and Ms. Shi tendered their resignations as a director, which resignations will be effective immediately.  Also, on December 28, 2007, Jake Wei resigned as our President and Chief Executive Officer effective upon the closing of the Share Exchange Agreement described below and Wendy Shi resigned as Chief Financial Officer, effective immediately.  Additionally, Jake Wei was appointed as Chief Financial Officer, Secretary and Treasurer, effectively immediately, and Yan Zhuang was appointed as President and Chief Executive Officer, effective upon the closing of the Share Exchange Agreement.

No action is required by our stockholders in connection with this Information Statement.  However, Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, require the mailing to our stockholders of the information set forth in this Information Statement at least ten (10) days prior to the date a change in a majority of the Company’s directors occurs (otherwise than at a meeting of Registrant’s stockholders).

THIS INFORMATION STATEMENT IS REQUIRED BY SECTION 14(F) OF THE SECURITIES EXCHANGE ACT AND RULE 14F-1 PROMULGATED THEREUNDER IN CONNECTION WITH THE APPOINTMENT OF REGISTRANT’S DIRECTOR DESIGNEE TO THE BOARD.  NO ACTION IS REQUIRED BY OUR STOCKHOLDERS IN CONNECTION WITH THE RESIGNATION AND APPOINTMENT OF ANY DIRECTOR.

TRANSACTION WITH ORIENT COME HOLDINGS LIMITED

AND BEIJING K’S MEDIA ADVERTISING LTD., CO.

On December 23, 2007, Kinglake Resources, Inc., (the "Registrant") entered into a Share Exchange Agreement (the “Share Exchange Agreement”), with Orient Come Holdings Limited, a company organized under the laws of British Virgin Island (“Orient Come”) and Beijing K's Media Advertising Ltd. Co., a limited liability company organized under the laws of the People’s Republic Of China ("Chinese Advertisement Company” or “K’s Media”).  The closing of the Share Exchange Agreement is subject to certain conditions, including but not limited to the filing and mailing of this Information Statement.  Pursuant to the terms of the Share Exchange Agreement, the shareholders of Orient Come (the “Orient Come Shareholders”) will transfer to us all of the Orient Come shares in exchange for the issuance of 13,000,000 shares of our common stock (the “Acquisition”).  As a result of the Acquisition, Orient Come will become our wholly-owned subsidiary and the Orient Come Shareholders and/or their designated third parties will acquire in the aggregate approximately 62% of our issued and outstanding stock.

Pursuant to the provisions of the Share Exchange Agreement, 10,500,000 new issued, but not outstanding restricted common shares of our common stock (the "Escrowed Shares") will be issued to the shareholders or their designed parties of Chinese Advertisement Company (“Shareholders of Chinese Advertisement Company” or "Shareholders of K's Media").

In connection with the Share Exchange Agreement, we entered into an Escrow Agreement (“Escrow Agreement”) with Orient Come, Chinese Advertisement Company, and Shareholders of Chinese Advertisement Company.  Pursuant to the Escrow Agreement, the Escrow Shares will be deposited or held in an escrow account with an escrow agent.  A total of 7,875,000 (75%) of the Escrow Shares are being held as security for the achievement of the following signed sale objectives to be achieved by Chinese Advertisement Company on the three subsequent anniversary dates of the Escrow Agreement: (i) on the first anniversary date in fiscal year 2008 (the “2008 Performance Threshold”) a maximum of 2,625,000 escrow shares will be released upon achievement of greater than $1,900,000 in signed sales.  If less than $1,900,000 in signed sales is achieved, the escrow shares will be released on a proportional basis to achieved signed sales.  If sales during the 2008 Performance Threshold should be less than $1,059,000 no escrow shares will be released.  (ii) on the second anniversary date in fiscal year 2009 (the “2009 Performance Threshold”) a maximum of 2,625,000 escrow shares will be released upon achievement of $14,380,000 in signed sales.  If less than $14,380,000 in signed sales is achieved, the escrow shares will be released on a proportional basis to achieved signed sales.  If sales during the 2009 Performance Threshold should be less than $7,990,000 no escrow shares will be released.  In addition unreleased escrow shares from the 2008 Performance Threshold can be released in fiscal year 2009 if greater than 90% of the $14,380,000 sales threshold is achieved.  and (iii) on the third anniversary date in fiscal year 2010 (the “2010 Performance Threshold”) a maximum of 2,625,000 escrow shares will be released upon achievement of $33,230,000 in signed sales.  If less than $33,230,000 in signed sales is achieved, the escrow shares will be released on a proportional basis to achieved signed sales.  If sales during the 2009 Performance Threshold should be less than $18,460,000 no escrow shares will be released.  Subsequent to the third anniversary date all unreleased escrow shares will be canceled.  The remaining 2,625,000 (25%) of the Escrowed Shares are issuable to a third party service provider and are being held as security for K's Media entering into advertising agreements with KTV clubs (defined below) as facilitated by the third party service provider.  This third party service provider is an affiliate of Shine Multimedia Co., Ltd., an entity discussed below.  If at the end of fiscal year 2008 the third party service provider has signed up less than 300 KTV clubs under advertising agreements with K's Media, then 60% of the Escrowed Shares shall be cancelled.  If at the end of fiscal year 2009 and fiscal year 2010 the third party service provider has facilitated less than 600 advertising agreements per each year, then 20% of the Escrowed Shares shall be cancelled respectively.

Concurrent with the Share Exchange Agreement, we entered into a Business Cooperation Agreement with Orient Come and Chinese Advertisement Company (“Business Cooperation Agreement”).  Pursuant to the provisions of the Business Cooperation Agreement, Chinese Advertisement Company will retain the services of Orient Come in relation to the current and proposed operations of Chinese Advertisement Company’s business in the People’s Republic of China (“Orient Come’s Services”).  Chinese Advertisement Company will remit a quarterly consulting fee, equal to 80% of its quarterly revenues after deduction of direct operating costs, expenses and taxes in consideration of Orient Come’s Services.

In connection with the Share Exchange Agreement we will issue 2,000,000 shares of our common stock to Sino Return Holdings Limited, a non-affiliate party as finder’s fee.

Prior to the Acquisition, we were a public “shell” company with nominal assets.  We were incorporated in the State of Nevada in April 14, 2006 and engaged in the business of conducting research in the form of exploration of our mining interest.  In September 2007, a review of the aeromagnetics of our property shows no apparent anomalies and the geologist recommend no further work on this property.  Our management then began to pursue an acquisition strategy, whereby we sought to acquire businesses that provide room for growth.

General Business Summary of Orient Come, our wholly-owned subsidiary and K’s Media.

As a result of the Acquisition, we will engage in media and advertising throughout China.  The Chinese Advertising Company is an emerging media company that targets high end consumers in China by placing premium brand advertising in "KTV" clubs on behalf of top-tier consumer products clients.  KTV clubs are popular entertainment establishments in Asia that rent private rooms containing karaoke singing equipment, typically to groups of friends and business colleagues.

Concurrent with the Share Exchange Agreement, Orient Come, our wholly-owned subsidiary has signed Business Cooperation Agreement with the Chinese Advertisement Company.  We do not have an equity interest with the Chinese Advertisement Company.  In order to meet ownership requirements under Chinese law, which restricts foreign companies with less than three years of operation history in advertising industry from operating in the advertising industry in China, we and Orient Come executed a series of exclusive contractual agreements.  These contractual agreements allow us to, among other things, secure significant rights to influence the Chinese Advertisement Company’s business operations, policies and management, approve all matters requiring shareholder approval, and the right to receive 80% income earned by the Chinese Advertisement Company.  In addition, to ensure that the Chinese Advertisement Company and its shareholders perform their obligations under these contractual arrangements, the shareholders have pledged to Orient Come all of their equity interests in the Chinese Advertisement Company.  At such time that current restrictions under People's Republic Of China (PRC) law on foreign ownership of Chinese companies engaging in the advertising industry in China are lifted, or we have acquired a non-Chinese advertisement company that has over three years operation in advertising industry (“Qualified Advertising Subsidiary”), Orient Come may exercise its option to purchase the equity interests in the Chinese Advertisement Company and transfer the ownership to the Qualified Advertising Subsidiary.

K’s Media was incorporated in China in October, 2007.  It is an emerging media company that targets high end consumers in China by placing premium brand advertising in "KTV" clubs on behalf of top-tier consumer products clients.  KTV clubs are popular entertainment establishments in Asia that rent private rooms containing karaoke singing equipment, typically to groups of friends and business colleagues.  K’s Media intends to sign advertising agreements with companies in the cosmetics, beverage, automobile and other consumer goods sectors.  K’s Media also intends to sign advertisement placement agreements with top KTV chains in Beijing, Shanghai, Guangzhou, Shenzhen, Hangzhou and other major Chinese cities.  K’s Media will then promote its clients brands at the KTV clubs via advertising and promotional events.

VOTING SECURITIES

We have 100,000,000 authorized shares of common stock, $0.00001 par value per share, of which, assuming the closing of the Share Exchange Agreement, 31,587,000 shares of common stock are issued and 21,087,000 shares of common stock are issued and outstanding.  Each holder of shares of common stock is entitled to one vote per share at stockholders' meetings.  Our Articles of Incorporation do not provide for cumulative voting for the election of directors.  Holders of shares of common stock are entitled to receive, pro rata, such dividends as may be declared by the Board of Directors out of funds legally available therefor, and are also entitled to share, pro rata, in any other distributions to the stockholders.  Upon any liquidation, dissolution or winding-up, holders of shares of common stock are entitled to share ratably in all assets remaining after payment of liabilities.  Holders of shares of common stock do not have any preemptive rights or other rights to subscribe for additional shares.  The outstanding shares of common stock are paid for, fully paid and non-assessable.

We have 100,000,000 authorized shares of preferred stock par value $0.00001 per share.  No preferred stock has been issued.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our common stock as of the date of this information statement by (i) each person (or group of affiliated persons) who is known by us to own more than five percent of the outstanding shares of our common stock, (ii) each director, executive officer and director nominee, and (iii) all of our directors, executive officers and director nominees as a group.  The table assumes the closing of the Share Exchange Agreement.

Beneficial ownership is determined in accordance with SEC rules and generally includes voting or investment power with respect to securities.  Unless otherwise noted, the principal address of each of the directors, officers and director nominee listed below is Suite 500-666 Burrard Street, Vancouver, BC, V6C 3P6, Canada.

All share ownership figures include shares issuable upon exercise of options, warrants or preferred stock exercisable within 60 days of the date of this information statement, which are deemed outstanding and beneficially owned by such person for purposes of computing his or her percentage ownership, but not for purposes of computing the percentage ownership of any other person.  The information below excludes the Escrowed Shares.
Name and Address of Beneficial Owner	Amount of Beneficial Ownership	Percentage of Outstanding Shares of Common Stock
Ke Wang(1)	900,000	4.3%
Jake Wei	-0-	-0-%
James Wei	-0-	-0-%
Yan Zhuang	-0-	-0-%
Wendy Shi	1,500,000	7.1%
Xin Chen	1,500,000	7.1%
Team Step Investment Limited(2)	1,800,000	8.5%
Chance Smart Holdings Limited(3)	1,700,000	8.1%
Progress Mind Holdings Limited(4)	1,650,000	7.8%
Market Group Limited(5)	1,700,000	8.1%
High Grow Development Group Limited(6)	1,800,000	8.5%
Sino Return Holdings Limited(7)	2,000,000	9.5%
Ample Sun Development(8)	1,500,000	7.1%
Pride Dragon Group Limited(9)	1,950,000	9.3%

All Directors, Executive Officers and Director Nominees, as a group	900,000	4.3%

[Missing Graphic Reference]

(1)	Includes 900,000 shares held by Protégé Capital Limited, Room 810, Tower C2, Oriental Plaza, 1 East Chang An Avenue, Beijing China. Ke Wang is the majority shareholder of Protégé Capital Limited.
(2)	Address is 5A-56, No. 21 Lane, WuYi Garden, TongZhou, Beijing, China. Voting control is held by Yi Cao.
(3)	Address is Room A506, Tian Yuan Apartment, Jian Gong Xi Li, Xuan Wu District, Beijing, P.R. China. Voting control is held by Enlai Wang.
(4)	Address is Room F, 1st Floor, Building No. 4, Xi Meng Peng Yuan, No. 2 Bei Jia Di Road, Feng Tai District, Beijing, China. Voting control is held Yourong Li.
(5)	Address is Blk B, 251 Des Veoux Road West, Sai Ying Pun, Hong Kong. Voting control is held by Jiande Lu.
(6)	Address is Room 2302, 23/F, Carnival Commercial Building, 18 Java Road, North Point, Hong Kong. Voting control is held by Qiming Xu.
(7)	Address is Room 1610, 16/F Wellborne Commercial Center, 8 Java Road, North Point, Hong Kong. Voting control is held by Tianhui Ying.
(8)	Address is Flt B, 19/F TungHip Commercial Building, 244-252 Des Voeux Road, Central, Hong Kong. Voting control is held by Guiying Ding.
(9)              Address is 3-3-502 PuAnli, FengTai, Beijing, China. Voting control is held by Jing Li.

CHANGE OF CONTROL

General

On December 23, 2007, we entered into the Share Exchange Agreement.  Pursuant to the Share Exchange Agreement, we will acquire all of the issued and outstanding shares of Orient Come and, in exchange, issue to them 13,000,000 shares of our Common Stock, constituting approximately 62% of our Common Stock.  As a result of the Share Exchange, Orient Come will become our wholly-owned subsidiary.  Our stockholders, immediately prior to the closing of the Share Exchange Agreement, will retain their holdings, which will represent approximately 29% of our Common Stock.  These amounts exclude the Escrowed Shares.

CHANGES TO THE BOARD OF DIRECTORS

Set forth below is information regarding the Company’s current directors, executive officers and director designees.

Name	Age	Position
Ke Wang	27	Chairman Designee
Yan Zhuang	44	Chief Executive Officer Designee and Director Designee
Jake Wei	38	Chief Financial Officer Designee and Director
James Wei	34	Director Designee

Prior to the Share Exchange, our directors were Jake Wei, Xin Chen and Wendy Shi and our officers were Jake Wei as President and Chief Executive Officer, and Wendy Shi as Chief Financial Officer.  On December 28, 2007, each of Xin Chen and Wendy Shi resigned from all offices held by them.  Additionally, on December 28, 2007, Mr. Jake Wei tendered his resignation as Chief Executive Officer.  Xin Chen and Wendy Shi tendered their resignations as a director, which were effective immediately.  The Board has nominated Ke Wang, Yan Zhuang and James Wei to join Mr. Jake Wei as directors on the Board.  Mr. Wang has been nominated to serve as Chairman.  The change in directors is expected to be effective on the tenth day following the mailing of this Information Statement to our stockholders (the “Effective Date”).  Ke Wang, Yan Zhuang and James Wei were nominated by the written consent of the Board.

Each of Ke Wang, Yan Zhuang and James Wei are not currently a members of the Board, and prior to the Share Exchange did not hold any position with us and had not been involved in any transactions with us or any of our directors, executive officers, affiliates or associates which are required to be disclosed pursuant to the rules and regulations of the SEC.  To the best of our knowledge, each of Ke Wang, Yan Zhuang and James Wei has never been convicted in a criminal proceeding, excluding traffic violations or similar misdemeanors, nor has ever been a party to any judicial or administrative proceeding during the past five years, that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The previous business experience of the current directors and director nominees is as follows:

Ke Wang

Mr. Wang founded and was the majority major shareholder of Evers Motion Technology from June 2001 through December 2005.  Evers Motion Technology was a motion picture company located in Beijing, China.  He was also the founder and majority shareholder of Denis & Ke Consulting, a business consulting firm in China from November 2003 through December 2006.  Since March 2007, he has served as Managing Director and Chief Investment Officer for Protégé Capital Ltd., an investment company located in Beijing, China.  Mr. Wang has a Bachelor degree with First Class Honors from Dublin Business School in Ireland.

Yan Zhuang

Mr. Zhuang has over 20 years of marketing and general management experience with both entrepreneur and multi-national companies in the areas of consulting, telecom and media business.  Since 2005 Mr.  Zhuang has served as the Senior Vice President of Hands-On Mobile Ltd. in Asia.  From 2000 through June 2005 Mr. Zhuang served Motorola for five years as the Director of marketing for Asia.  Mr. Zhuang received a Bachelor's degree in Telecom from University of Northern Jiao Tong in China and also holds a PhD degree in Statistics and a Master's degree in Marketing from University of Guelph in Canada.

Jake Wei

Mr. Wei has an extensive background in the management of information technology and media companies located in China.  From 1992 through 1997, Mr. Wei was the President of Beijing Xinhai Technology Development Corp.  From 2002 to 2006, Mr. Wei served as president of Beijing Quicknet Technology Development Corp., a mobile service provider.  Since 2006, Mr. Wei has served as the President of Greater China Media and Entertainment Corp., a media and entertainment company in China.  In his role as president, he oversaw a team of over 200 employees, supervising sales/distribution channels, marketing plans and initiatives, product and application development, customer service and system operations.  Mr. Wei has a Bachelors of Science degree in Computer Science from Beijing University of Technology in 1991.  Jake Wei is the brother of James Wei.

James Wei

Mr. Wei has served as director and president of China YOUTV Corp., an international company located in Beijing, China since March 2007.  Since 2005 Mr. Wei has served as CEO and chairman of the board of directors of HuaJu NetMedia, an Internet company that provides online video viewing services, located in Beijing, China.  Mr. Wei served as Vice President for Beijing XinHai Technology Development Corp., one of the first Internet Service Providers in China, from 2000 to 2004.  James Wei is the brother of Jake Wei.

COMMITTEES OF THE BOARD OF DIRECTORS

We currently do not have any committees that have been established by the Board.  Our entire Board performs the functions that may delegated to an audit committee, compensation committee and nominating committee in the future.

EXECUTIVE OFFICERS

In connection with the Share Exchange Agreement, Mr. Jake Wei resigned as our President and Chief Executive Officer, effective upon the closing of the Share Exchange Agreement.  In addition, Ms. Wendy Shi resigned as our Chief Financial Officer and Mr. Jake Wei was appointed as Chief Financial Officer, Treasurer and Secretary.  Furthermore, Mr. Yan Zhuang was appointed as President and Chief Executive Officer, effective upon the closing of the Share Exchange.  A brief description of the previous business experience of our executive officers is provided above.

SECTION 16(A) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934, as amended, requires the Company’s directors and executive officers, and persons who beneficially own more than 10% of a registered class of the Company’s equity securities, to file reports of beneficial ownership and changes in beneficial ownership of the Company’s securities with the SEC on Forms 3 (Initial Statement of Beneficial Ownership), 4 (Statement of Changes of Beneficial Ownership of Securities) and 5 (Annual Statement of Beneficial Ownership of Securities). Directors, executive officers and beneficial owners of more than 10% of the Company’s common stock are required by SEC regulations to furnish the Company with copies of all Section 16(a) forms that they file.  Except as otherwise set forth herein, based solely on review of the copies of such forms furnished to the Company, or written representations that no reports were required, the Company believes that for the fiscal year ended April 30, 2007 beneficial owners complied with Section 16(a) filing requirements applicable to them.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

During each of the last two fiscal years, none of our other officers received a salary or bonus.  Our executive officers and/or their respective affiliates may be reimbursed by the company for any out-of-pocket expenses incurred in connection with activities conducted on the company’s behalf.  There is no limit on the amount of these out-of-pocket expenses and there will be no review of the reasonableness of such expenses by anyone other than our Board, which includes persons who may seek reimbursement, or a court of competent jurisdiction if such reimbursement is challenged.

We have not entered into any employment agreements with our executive officers.  Orient Come and K's Media have not entered into any employment agreements with their executive officers.

Our directors currently do not receive any compensation for serving on the Board of Directors.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

We have not entered into any transactions during the last two fiscal years with any director, executive officer, director nominee, 5% or more shareholder, nor have we entered into transactions with any member of the immediate families of the foregoing person (include spouse, parents, children, siblings, and in-laws) nor is any such transaction proposed, except as follows:

Ke Wang and James Wei are shareholders of Orient Come prior to the closing of the Acquisition.  Ke Wang and James Wei serve as directors and officers of Orient Come.  James Wei is also a shareholder and officer of K's Media.  Jake Wei and James Wei are brothers.

Concurrent with the Share Exchange Agreement, we entered into a Business Cooperation Agreement.  Pursuant to the provisions of the Business Cooperation Agreement, K's Media has retained the services of Orient Come in relation to the current and proposed Orient Come’s Services.  Chinese Advertisement Company will give 80% of its revenue to us in consideration of Orient Come’s Services.

QingYa Wang may acquire up to 2,625,000 shares of the Company's Common Stock under the Escrow Agreement.  QingYa Wang is the founder, vice general manager and financial controller of Shine MultiMedia Co., Ltd.  A critical component of K’s Media's marketing and distribution to KTV clubs is its partnership with Shine under the Service Agreement.  Ms. Wang has over 20 years extensive and deep experience in business management and marketing in the area of IT, telecom and media business.  Ms. Wang has been general manager for several companies in the last 20 years.  Ms. Wang founded Shine in 2001 and currently serves as Vice General Manager and Financial Controller of Shine.  Ms. Wang holds a Bachelor of History from Beijing University and was honored of the Master of business administration (MBA) from Beijing University of Posts and Telecommunications in 2006.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Company has duly caused this information statement on Schedule 14F-1 to be signed on its behalf by the undersigned hereunto duly authorized.

Company Name
Kinglake Resources, Inc.
Date: December 28, 2007	By:	/s/ Jake Wei
Name Jake Wei
Title Chief Financial Officer